U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                  NOTICE OF EXEMPT SOLICITATION

1.     Name of the Registrant:

       Mylan Laboratories Inc.

2.     Name of person relying on exemption:

       UBS Global Asset Management (Americas) Inc.

3.     Address of person relying on exemption:

       UBS Tower
       One North Wacker Drive
       Chicago, Illinois 60606

4. Written materials. The following written materials are attached:

       Exhibit 1: Letter, dated October 12, 2004, from John C. Leonard, Head of North American Equity Securities for UBS Global Asset Management (Americas) Inc., to Milan Puskar, Chairman of the Board of Directors of Mylan Laboratories Inc.

Exhibit 1

   [Letterhead for UBS Global Asset Management (Americas) Inc.]

October 12, 2004
Via Federal Express

Mr. Milan Puskar
Chairman of the Board of Directors
Mylan Laboratories, Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Mr. Puskar:

We are writing to you as representatives of our clients on whose behalf we have purchased shares of Mylan common stock. We wish to inform you of our concerns stemming from Management's proposed issuance of Mylan common stock to shareholders of King Pharmaceuticals, Incorporated, pursuant to the merger contemplated by the Agreement and Plan of Merger, dated July 23, 2004. We believe the proposed King acquisition on the terms announced not only is dilutive of long term economic value for Mylan shareholders, but also raises the potential for a suboptimal execution on the Nebivolol launch, due both to a lack of clinical/commercial resources from the combined entity and an unprecedented level of integration distractions.

Mylan management stated in its introductory comments on the July 26th conference call announcing this proposed transaction, "King gives us an attractive brand portfolio that, when leveraged with Mylan's capabilities, will diversify our revenue stream. We believe that this combination creates a greater growth potential and reduced risk for our shareholders through a better balance of our businesses." We disagree with management's statement for the following reasons:

1). This proposed transaction appears highly dilutive to Mylan Shareholders. Our own internal financial models indicate that this transaction would prove highly dilutive to GAAP Earnings per Share in the out years of our five year modeling horizon, irrespective of any short term NON GAAP earnings accretion which may occur.

The Mylan and King Management teams' own forecasts correlate with our own projections. Goldman Sachs, in developing a fairness opinion of this proposed transaction, and relying upon a Discounted Cash Flow analysis "using the King forecasts, the Mylan forecasts and estimates of the cost and operational synergies prepared by the managements of King and Mylan"1, calculated the following ranges of implied present values per share for King ($8.55-$11.80), Mylan ($19.40-29.07) and the
Proforma Combined Company ($15.23-$22.51), respectively.

2). We remain convinced that Mylan Management's stated expectation for a re-valuation of its common shares by investors under a metric of "Proforma" earnings is ill-founded and unlikely to occur. As we've shared this concern with Mr. Coury at both of our recent meetings, we base this conclusion upon our examination of other significant dilutive mergers in the pharmaceutical/biotech industry over the past several years. We continue to believe that investors will refuse to reward pharmaceutical companies seeking to downplay the relative importance of "non-cash" intangible amortization, for as these assets expire over time, they have a deleterious cash implication for the business going forward. More specific to Mylan, given the following considerations:

  - The extraordinary magnitude of the intangibles ($2.214B) from the projected allocation of the proposed purchase price
     ($3.729B);

  - The rapidly approaching exclusivity losses in the King product portfolio; and

  - The lack of any meaningful King new product pipeline to help offset these impending and material losses in revenues and profit.

We have little confidence that investors will now choose to ignore this dilution, given historical precedents and commonly applied valuation methodologies.

3). The King transaction's primary purported strategic benefit, namely a "pay as you go" launch strategy for Mylan's Nebivolol, appears questionable at present. We have conducted what we believe to be extensive scientific and commercial due diligence on Nebivolol these past 15 months, and assuming proper clinical development programs and commercial execution, we share in Mr. Coury's enthusiasm for the clinical profile and commercial prospects for Nebivolol. However, as a historical acquirer of third party branded pharmaceutical products, King lacks any clinical development capabilities in either field (heart failure or osteoporosis) for which Nebivolol has potential incremental clinical utility. Moreover, last month's lawsuit filed by Wyeth against King gives us a great deal of concern that the King cardiovascular sales force may prove incapable of launching and promoting Nebivolol with the required levels of manpower necessary for success in the highly competitive domestic cardiovascular marketplace.

4). Finally, the integration and management distractions from this proposed transaction appear extremely onerous. These distractions seem to us an unnecessary burden, particularly as Mylan management appears highly focused on their core generic and branded business opportunities.

Accordingly, we do not believe that the proposed acquisition of King is in the best interests of our clients. We would welcome an opportunity to discuss our stance in this regard with you or other members of the Mylan Board of Directors.

Sincerely,

/s/  John C. Leonard
John C. Leonard, CFA
Head of North American Equities
UBS Global Asset Management

CC:
Board  of  Directors  of Mylan Laboratories  Inc.  c/o  Roger  L.
Foster, Senior Vice President, General Counsel & Secretary
Chris Young, ISS
Carl Icahn, Icahn & Company
Blake Grossman, Barclay's Global Investors
Alan Brown, State Street Global Advisors
Gus Sauter, The Vanguard Group, Inc.
Kevin Ferguson, Lord, Abbett & Company
James Terrile, Capital Research & Management Company
Lori Bertner, Putnam Investment Management, Inc.
Andrew C. Stevens, Artisan Partners L.P.

_______________________________
1 Discounted Cash Flow Analysis, pp. 48-49, Form S-4, Mylan
Laboratories Inc, September 03, 2004